SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

CHARLOTTE RUSSE HOLDING, INC.

(Name of Subject Company)

CHARLOTTE RUSSE HOLDING, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

161048103

(CUSIP Number of Class of Securities)

Frederick G. Silny

Chief Financial Officer

4645 Morena Boulevard

San Diego, California 92117

(858) 587-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

Copies to:

Weil, Gotshal & Manges LLP

100 Federal Street, 34th Floor

Boston, MA 02110

Attention: Marilyn French, Esq.

Tel: 617-772-8319

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on August 31, 2009, by Charlotte Russe Holding, Inc., a Delaware corporation (“Charlotte Russe” or the “Company”) (as amended and supplemented, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Advent CR Holdings, Inc., a Delaware corporation (“Parent”), and Advent CR, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”), together with the associated rights to purchase Series A Junior Participating Preferred Stock of the Company (the “Rights”) issued pursuant to the Rights Agreement, dated as of August 13, 2008 between the Company and Mellon Investor Services, LLC as Rights Agent, at a price of $17.50 per share, net to the selling stockholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated August 31, 2009 and the related Letter of Transmittal, and described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on August 31, 2009, as amended (the “Schedule TO”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8, “Additional Information” is hereby amended and supplemented by adding the following:

“Expiration of Subsequent Offering Period, Completion of the Merger

The subsequent offering period expired at midnight New York City time, at the end of the day on October 13, 2009. Based on information from the Depositary, stockholders of Charlotte Russe had tendered 19,323,125 shares of Charlotte Russe's Common Stock, which represents approximately 88.91% of the outstanding shares of Charlotte Russe's Common Stock on a fully diluted basis, and 91.74% of the currently outstanding shares. Purchaser has accepted for payment all validly tendered and not withdrawn shares and has paid (or will promptly pay) for shares tendered during the subsequent offering period.

On October 14, 2009, Parent and Purchaser issued a press release announcing that Purchaser has accepted for payment all shares of Common Stock that were validly tendered during the subsequent offering period. Parent and Purchaser also announced that, to complete the acquisition of 100% of the shares of Common Stock, Purchaser has effected a short-form merger pursuant to Delaware law in which Purchaser has merged with and into Charlotte Russe, with Charlotte Russe surviving the merger and continuing as a wholly-owned subsidiary of Parent. As a result of the Merger, any shares of Common Stock not tendered will be cancelled and (except for shares of Common Stock held by Parent or its subsidiaries, or shares of Common Stock for which appraisal rights are properly demanded) will be converted into the right to receive the same $17.50 per share, net to the seller in cash, without interest and less any required withholding taxes, that was paid in the Offer. Following the Merger, the shares of Common Stock will cease to be traded on the NASDAQ Global Select Market. The full text of the press release is attached as Exhibit (a)(5)(M) to the Schedule TO and is incorporated herein by reference.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Charlotte Russe Holding, Inc.

By:	/s/ Frederick G. Silny
Name:	Frederick G. Silny

Title:   Chief Financial Officer, Principal Accounting Officer, Executive Vice President, Treasurer and Secretary

Dated: October 14, 2009

3